UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.

3800 Howard Hughes Pkwy.

Las Vegas, Nevada 89109

Explanatory Note

This Amendment No. 1 to the Annual Report of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (“the Plan”) filed on Form 11-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 29, 2005, is being filed to reflect adjustments to the Plan’s financial statements to include dividends and capital gains receivables from certain mutual funds which were not previously included in the December 31, 2004 financial statements.

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP, Independent Registered Public Accounting Firm is filed as Exhibit 23.1 to this Annual Report.

Table of Contents

Index to Financial Statements, Schedules and Exhibits

Financial Statements
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules
Schedule of Assets (Held at End of Year)
Schedule of Non-exempt Transactions

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in the net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California

June 27, 2005, except for Note 8,

which is as of September 7, 2005

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
	(Adjusted)
Assets:
Participant-directed investments, at fair value	$29,307,220	$24,486,226
Forfeitures account	417,220	338,438
Cash (money market account)	7,927	29,453

	29,732,367	24,854,117

Receivables:
Company contribution receivable	578,579	480,857
Interest, dividend and capital gains receivable	238,739	0
Participants’ contribution receivable	72,243	22,259

Total receivables	889,561	503,116

Liabilities:
Excess contribution refunds	(5,481)	(6,881)

Net assets available for plan benefits	$30,616,447	$25,350,352

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

2004
(Adjusted)
Additions:
Participants’ contributions	$3,682,423
Company contributions	1,142,502
Participants’ rollover contributions	593,426
Net appreciation in fair value of investments	1,047,502
Net appreciation in fair value of Pinnacle Entertainment, Inc. common stock	1,113,065
Interest and dividend income	553,000

Total additions	8,131,918

Deductions:
Benefits paid to participants	2,818,188
Fees	47,635

Total deductions	2,865,823

Net increase	5,266,095
Net assets available for plan benefits:
Beginning of year	25,350,352

End of year	$30,616,447

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and subsidiaries (the “Company”, the “Sponsor” and the “Employer”) and have worked a minimum of 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company adopted Union Bank’s prototype plan. Additionally, Union Bank provides record keeping and administrative services of the Plan. Union Bank is the trustee of the Plan and holds the Plan’s assets.

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation subject to an IRS dollar limit, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan imposes a 20% limit on the percentage of contributions which may be invested in Pinnacle common stock.

Company matches are discretionary. Currently, the Company matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary deferral. The Plan also provides for additional discretionary Company contributions. In 2004 the Company’s total discretionary matching contributions were $1,142,502.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined in the Plan. Participants are vested in Company contributions at 20 percent after one year of service and an additional 20 percent each year thereafter until 100 percent vested upon 5 years of service.

Forfeitures

Forfeitures may be used to reduce Company contributions. At December 31, 2004, forfeitures of $417,220 were available.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months, or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with prevailing interest rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2004 range from 5.0% to 10.5%. As of December 31, 2004, loans outstanding were $2,285,609.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent public accountants, may be paid by the Plan. The Company, at its discretion, decided to pay for certain of these administrative expenses on behalf of the Plan. Most investment options have management fees, which reduce the overall return on assets. The net appreciation on investments is reflected inclusive of these fees.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2004 are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3. INVESTMENTS

Investments are fully participant-directed.

The following presents investments that represent 5 percent or more of the Plan’s net assets available at December 31, 2004.

Federated Capital Appreciation Fund	$6,992,468
Fidelity Advisor Equity Growth Fund	$4,669,811
UBOC Stable Value Fund	$3,170,135
PIMCO Real Return Bond Fund	$2,685,655
Participant Loans	$2,285,609
MFS Research International Fund	$2,028,159
Pinnacle Common Stock	$1,916,780
Barclays Global Investors LifePath 2010 Fund	$1,861,833

Net appreciation in the fair value of registered investment companies (mutual funds) was $1,047,502 and net appreciation for Pinnacle Entertainment, Inc. common stock was $1,113,065 for the year ended December 31, 2004.

The Plan also permits participants to utilize a self-brokerage feature. As of December 31, 2004, only one participant has elected this feature and the balances and types of investments in this account are immaterial to the accompanying financial statements.

NOTE 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5. TAX STATUS

The Plan is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code (“IRC”). The Company routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan administrator believes that the Plan and related trust are designed in accordance with applicable sections of the IRC and, accordingly, are exempt from income taxes.

NOTE 6. RELATED PARTY TRANSACTIONS

The trustee and its related entities and the Company are parties-in-interest as defined by ERISA. Participants are permitted to invest in the Company’s common stock.

NOTE 7. NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2001, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations within that year and, therefore, constitute the lending of monies from the Plan to the Company. These non-exempt transactions are detailed in the attached supplemental schedule, Schedule of Nonexempt Transactions. All loan amounts were repaid to the trust by the end of the first quarter of 2002. However, interest incurred on the loans of $1,135 remains outstanding and due as of December 31, 2004.

NOTE 8. RESTATEMENT

The Plan’s financial statements have been adjusted from the financial statements in the Annual Report on Form 11-K for the year ended December 31, 2004 originally filed on June 29, 2005. The Plan’s financial statements have been adjusted to include dividends ($84,767) and capital gains ($153,972) receivables from various mutual funds which were not previously included in the December 31, 2004 financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN #95-6808603 Plan #003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of issue	Description	Current value
UBOC Stable Value Fund*	Common collective interest fund	$3,170,135
HighMark Diversified Money Market*	Common collective interest fund	726,206
MFS Research International Fund	Mutual fund	2,028,159
Fidelity Advisor Equity Growth Fund	Mutual fund	4,669,811
PIMCO Real Return Bond Fund	Mutual fund	2,685,655
PIMCO NFJ Small Cap Value Fund	Mutual fund	490,376
Federated Capital Appreciation Fund	Mutual fund	6,992,468
Barclays Global Investors LifePath 2010 Fund	Mutual fund	1,861,833
Barclays Global Investors LifePath 2020 Fund	Mutual fund	184,029
Barclays Global Investors LifePath 2030 Fund	Mutual fund	104,112
Barclays Global Investors LifePath 2040 Fund	Mutual fund	137,541
Barclays Global Investors LifePath Income Fund	Mutual fund	30,578
AIM Mid Cap Core Equity Fund	Mutual fund	496,188
MFS Value Fund	Mutual fund	835,297
Aim Opportunities I Fund	Mutual fund	1,059,385
Pinnacle Entertainment Inc., Common Stock*	Common stock 96,905 units	1,916,780
Individually Directed Accounts	Participant-directed brokerage account	50,278
Participant Loans*	Interest at 5.0% to 10.5%	2,285,609
Cash (Money Market Account)	Interest-bearing sweep account	7,927

Total		$29,732,367

*	Identifies a party-in-interest to the Plan.

See notes to financial statements and accompanying auditors’ report.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN #95 -6808603 Plan #003

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Identity of Party Involved	Relationship to Plan, Employer, Or Other Party-In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Loan Amount Repaid(1)	Interest Due On Loan Incurred
Pinnacle Entertainment, Inc.	Sponsor	Lending of funds from the Plan to the Employer (contributions not timely remitted to the Plan), as follows: Deemed loans dated: January 26, 2001, January 8, 2001, May 7, 2001, May 28, 2001, June 24, 2001	$75,847	$1,135

(1)	See note 7 to financial statements.

See notes to financial statements and accompanying auditors’ report.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated: September 8, 2005	By:	/s/ ARTHUR I. GOLDBERG
Arthur I. Goldberg
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President, Risk Management and Benefits

Dated: September 8, 2005	By:	/s/ CHRISTOPHER K. PLANT
Christopher K. Plant
Plan Administrator
Pinnacle Entertainment, Inc. Vice President, Investor Relations and Treasurer